                                  EXHIBIT 11.1

                    RESOURCE BANCSHARES MORTGAGE GROUP, INC.
              STATEMENT RE:  COMPUTATION OF NET INCOME PER SHARE,
                  PRIMARY and FULLY DILUTED EARNINGS PER SHARE

                   ($ in thousands, except per share amounts)


                                                Quarter Ended  Six Months Ended
                                                June 30, 1996   June 30, 1996
                                                -------------  ---------------
Net income                                          $6,267          $10,727
                                                    ======          =======
Net income per share (1)                            $ 0.35          $  0.65
Primary and fully diluted earnings per share(2)     $ 0.34          $  0.64

1) Net income per share was calculated based on the weighted average shares outstanding of 16,387,679 and 17,812,045 for the six months and quarter ended June 30, 1996, respectively.

2) Primary and fully diluted earnings per share for the six months ended June 30, 1996 was calculated based on weighted average shares outstanding of 16,830,550 and 16,828,218, respectively, which assumes the exercise of options covering 802,234 shares and computes incremental shares using the treasury stock method.

     Primary and fully diluted earnings per share for the quarter ended June 30, 1996 was calculated based on weighted average shares outstanding of 18,224,591 and 18,224,524, respectively, which assumes the exercise of options covering 802,234 shares and computes incremental shares using the treasury stock method.